Filer: The Stanley Works
                      Pursuant to Rule 425 under the Securities Act of 1933
                          and deemed filed pursuant to Rule 14a-12(b) under
                                            Securities Exchange Act of 1934
                                         Subject Company: The Stanley Works
                                                Commission File No.: 1-5224
                                      Registration Statement No.: 333-82382


                         Frequently Asked Questions

Question:
Will The Stanley Works remain on the New York Stock Exchange?

Answer:
Yes, the company will continue to be traded on the New York Stock Exchange using the same symbol (SWK).

Question:
Will Stanley World Headquarters relocate?

Answer:
No.

Question:
How will this affect day-to-day operations?

Answer:
There will be essentially no impact on how the company will conduct its daily operations.

     1. Corporate offices will remain in the New Britain, Connecticut location.

     2.   There will be no change in applicable accounting standards.

     3. There are no plants, distribution centers, customer relationships or vendor relationships that will change because of this transaction.

Question:
For shareholders of Stanley common stock, what are the tax implications associated with this transaction?

Answer:

     1. For individuals that own stock held in the company 401(k) plan or in a qualified individual retirement account, there will be no tax owed as a result of this transaction.

     2. For shares owned in the Employee Stock Purchase Plan or other shares purchased privately, upon the completion of the Stanley incorporation change, all SWK shares will automatically convert to the right to receive shares in The Stanley Works, Ltd., a Bermuda-based company. Generally, shareowners will recognize as gain any appreciation in the market value of SWK shares over their cost basis as a result of such exchange. Assuming continued appreciation in the value of SWK stock, this represents an acceleration of tax that would normally have to be paid by shareholders upon the subsequent disposition of shares at some point in the future.

          Additionally, shareholders will not be permitted to recognize any loss realized on SWK shares exchanged where the cost basis of such stock exceeds the fair market value of SWK stock at the time of the exchange.

          In such a case, the aggregate tax basis in the Bermuda stock received would equal the tax basis of the SWK shares exchanged. Thus, subject to any subsequent changes in the fair market value of the Bermuda based company common shares received, any loss would be preserved.

         We urge you to consult your own tax advisors regarding your particular tax consequences of the reorganization.

Question:
Are other companies doing this?

Answer:
Yes. In fact Ingersoll-Rand, one of our peer companies, completed their incorporation in December 2001.

Question:
What are the benefits of Stanley Works completing the incorporation to Bermuda?

Answer:
We believe that reincorporating as a Bermuda company will enable us to realize a variety of potential business, financial and strategic benefits, including, but not limited to some of the following:

     o    Enhance our ability to access international capital markets

     o    Create greater operational flexibility

     o    Better position the company to manage international cash flows

     o    Create competitive advantages

     o Enhanced flexibility to manage worldwide tax liabilities and reduce global effective tax rate from its current 32% to within the range of 23%-25%.

Question:
Will the reincorporation dilute my ownership interest?

Answer:
No, the reincorporation will not dilute your ownership interest.
Shareowners of The Stanley Works will receive the same number of shares of The Stanley Works, Ltd. as they hold in The Stanley Works. These shares will have substantially the same attributes as The Stanley Works common shares.

Question:
When do you expect the reincorporation to be completed?

Answer:
We expect to complete it by mid-2002.

Question:
What will our activities consist of in Bermuda?

Answer:
While we will be incorporated in Bermuda, at this point, there are no plans to move any business operations there.

The foregoing does not constitute an offer of any securities for sale, or an offer or invitation to purchase any securities. A registration statement on form S-4 has been filed with the Securities and Exchange Commission ("SEC"), containing a form of proxy statement / prospectus with respect to the re-incorporation, providing details of the transaction. This registration statement will be available free of charge at the SEC's web site, www.sec.gov. When finalized, these documents will be available at the SEC's web site and Stanley's web site, www.stanleyworks.com. Investors should read these documents before making a decision concerning the transaction.

The Stanley Works, its officers and directors may be deemed to be participants in the solicitation of proxies from shareowners in favor of the re-incorporation. Information about the directors and executive officers and ownership of stock is set forth in the aforementioned Form S-4. The foregoing contains forward-looking statements. Cautionary statements accompanying these forward-looking statements are set forth, along with this news release, in the aforementioned Form S-4.